United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

SYSCO CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl, #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

October 10, 2023

Dear fellow shareholders,

As a Sysco investor, The Accountability Board (TAB) respectfully writes regarding Proposal No. 5 in the company’s latest proxy statement—which asks Sysco to re-establish a goal for eliminating (or reducing) the confinement of pigs in “gestation crates” from its supply chain, with measurable targets for doing so.

Introduction

First, Sysco’s opposition to this proposal raises a critical point which we think shows that the request made in this proposal is entirely feasible and reasonable and, as such, will be voting FOR it. But before getting to that point, and the arguments for and against the proposal, some background may prove helpful.

Specifically, gestation crates are cages which confine pigs in solitary confinement. For weeks or months on end, the animals live in a space so restrictive and narrow, they can’t even turn their own bodies around.

This practice has come under regulatory scrutiny: states have been passing laws banning or restricting gestation crates for twenty years, starting with Florida in 2002. Each time the subject has been put directly to voters, they’ve overwhelmingly voted to ban gestation crates—with conservative and liberal voters, old and young voters, and rural and urban voters in red, blue and purple states alike voting to ban the practice.

As well, dozens of major corporate pork buyers have announced their own policies to eliminate/reduce gestation crates in their supply chains—which makes sense, as how animals are treated in the food supply has long been recognized as posing material risks that could jeopardize the delivery of durable financial returns.

Consider the following, for example:

•	Citigroup called “concerns over animal cruelty” a “headline risk” imperiling restaurant operators.
•	“In the case of animal welfare,” reported the World Bank’s International Finance Corporation, “failure to keep pace…could put companies and their investors at a competitive disadvantage.”
•	Foundations of Restaurant Management & Culinary Arts (The National Restaurant Association’s textbook) says: “Many guests now look for…products that indicate humane treatment of animals[.]”
•	Walmart found 77% of shoppers would increase their trust in retailers using humane treatment.
•	Even the securities filings of major food companies, from retailers and restaurants to packaged good companies, now often disclose risks related to animal welfare in the supply chain.
•	For example, Costco has cautioned that, “The failure to provide adequately for the welfare of animals throughout Costco’s supply chain could have significant adverse effects on the business and operations of the Company and its investors.”
•	And as Sysco’s own 2017 – 2021 10-Ks warned: “Changes in consumer eating habits could materially and adversely affect our business, financial condition, or results of operations,” referring the “growing consumer preference for...proteins derived from animals that were humanely treated[.]”

Clearly, animal welfare is an important policy matter that food companies impact and can be impacted by. And it is within that context that we evaluate Proposal No. 5 on Sysco’s proxy statement.

Analysis of Proposal No. 5

Sysco opposes the proposal for two main reasons, which we summarize: (1) that as a distributor, Sysco exists to serve its customers and so it can’t unilaterally decide to eliminate/reduce gestation crates within its supply chain; and (2) that Sysco already has an animal welfare policy applicable to its suppliers.

Though companies very often form persuasive arguments for opposing shareholder proposals, in our view, this is not one of those cases. In fact, in some regards, we find that Sysco’s opposition statement actually makes passage of the proposal seem all the more sensible and reasonable.

We take Sysco’s two main arguments in order:

1.	Regarding Sysco’s claims about the difficulty it faces, as a distributor, in effecting change

Incredibly, Sysco’s opposition statement doesn’t enumerate even a single specific action the company ever took in furtherance of its stated gestation crate commitments. That is, it doesn’t describe any efforts whatsoever by Sysco to even try to meet its goals, but rather argues that the company’s very business model precludes it from being able to eliminate/reduce gestation crates.

The proposal chronicles Sysco’s history of policies and pledges about gestation crates, the gist of which is that Sysco pledged to eliminate gestation crates back in 2012 and reiterated various iterations of that pledge through 2020. Further, until 2019, Sysco also repeatedly assured shareholders that it was working with suppliers to develop a timeline for reaching its goals.

So now, seeing Sysco’s claims that simply because it’s a food distributor it can’t effect change, we must note that Sysco was already a food distributor back in 2012 when it made its initial commitment and continued to be one from 2012 through 2020; yet it made the commitment (and touted it for years) anyway.

Indeed, we find nothing persuasive about a company repeatedly pledging to do something for nearly a decade, then claiming – without offering a shred of evidence that it even tried – that it can’t make progress because of the fundamental nature of a business model it had the entire time.

For example, to support its position, Sysco’s opposition notes that, “We do not own, raise, breed, process, or transport live animals.” It says, “We provide a wide variety of high-quality products that cater to different consumer preferences, including price, and we are subject to the customer demand and product supply made available to us.” And it notes that, “Sysco serves a wide variety of customers with different needs.”

But this was all true back in 2012, when Sysco first pledged to eliminate gestation crates, and remained true as Sysco repeated those pledges for eight more years. Yet during all that time, of course fully aware of its own business model, Sysco chose to keep assuring shareholders it was eliminating/reducing gestation crates in its pork supply chain and that it was working on a timeline for doing so.

Further, we note that the same statements are true of other companies that are making notable progress eliminating/reducing gestation crates from their supply chains. For example, many restaurant companies and retailers—for which the exact statements above would also apply—have made substantial traction on this issue. McDonald’s, Burger King, Wendy’s, Kroger and Costco don’t raise pigs, all provide a variety of products that cater to different preferences (including price), and all serve a variety of customers with different needs. Yet they’ve all significantly reduced gestation crates in their pork supply chains. In fact, Wendy’s already uses 100% “group housing” in its U.S. pork supply (which is an alternative to gestation crates) and McDonald’s is on track to do so by 2024. (More examples are included below.)

Moreover, in 2023, a National Pork Producers Council spokesperson reported that over 40% of domestic pork production now uses some form of group housing. That includes Smithfield, the largest producer, which only uses group housing on company-owned farms and calls itself a “leader in group housing.”

Lastly on this point, we note that the proposal doesn’t ask Sysco to do anything the company itself has not already agreed to do: it simply asks Sysco for a re-commitment to eliminate or reduce gestation crates (which Sysco spent eight years pledging to do) and for it to establish measurable targets (i.e., a timeline) for reaching that goal (which Sysco spent seven years saying it would do). Thus, while Sysco paints the proposal as unreasonable, it merely asks that the company take steps which Sysco itself spent years saying it was taking—and in our view, it’s difficult to have a more reasonable request than that.

2.	Regarding Sysco’s claims about already having an animal welfare policy

Most importantly, Sysco’s statements about already having an animal welfare policy strike us as disingenuous.

First, because that policy doesn’t even directly address the specific subject matter of the proposal (gestation crates) and thus, the fact of its existence doesn’t support the company’s opposition to the proposal.

Secondly, Sysco’s claims about how its business model precludes it from eliminating/reducing crates in its supply chain are dramatically undermined by the very animal welfare policy its opposition statement touts.

The policy lays out a series of expectations and standards Sysco apparently has for all Sysco brand protein suppliers in the U.S. and Canada. This is important because it raises the point that Sysco offers two types of products: those which are Sysco branded and those which are not. And as the company’s animal welfare policy relates only to the former, it would seem Sysco has a greater ability to control conditions within the supply chain for its branded products.

For example, Sysco’s animal welfare policy makes clear that the company has the ability to require specific standards and ensure compliance with those standards throughout its private brand supply chain.1

“In order to ensure conformance to our standards, we use a multi-pronged approach to ensure that suppliers of Sysco Brand meat, poultry, dairy and eggs meet our standards,” it says. The policy continues: “Sysco’s Animal Welfare Compliance Program, overseen by our Quality Assurance team, ensures ongoing compliance through a system of checks and balances, which include requiring” certain actions, including third-party animal welfare audits of suppliers. And although the policy doesn’t directly address gestation crates, it does reference making “Continuous improvement in on-farm practices such as housing” – which means Sysco even seems to specifically have the ability to influence how animals are housed within the supply chain for its private brand products.

The message is clear: Sysco closely monitors animal welfare for its private brand products and works with suppliers to adhere to specific standards, even addressing (generally) how animals are housed.

Against this backdrop, we note that while Sysco’s stated commitments had been for its entire supply chain, today, it lacks any policy to eliminate/reduce gestation crates even just for its private brand products.

This fact was critical to our decision to support the proposal. Because the proposal broadly asks Sysco to re-establish a policy for “eliminating or reducing gestation crates” [emphasis added], we note that Sysco could fully implement the proposal by prohibiting gestation crates even just for its private brand products. Such a prohibition would reduce gestation crates within Sysco’s overall supply chain, thus doing exactly as the proposal requests. And based on the language of the animal welfare policy Sysco itself touts, doing so seems entirely aligned with the policy’s current objectives and scope.

Thus, with a viable path forward for Sysco doing just as the proposal asks, we must conclude that passage of the proposal is both reasonable and feasible and therefore support its passage.

Conclusion

Based on the foregoing, we find no reason to vote against the proposal and many reasons to vote in its favor; therefore, the Accountability Board will vote FOR Proposal No. 5 on Sysco’s 2023 proxy. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy as to how to cast your ballot.

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1 www.bit.ly/SyscoPolicy (case-sensitive URL)